United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                      NORTHERN STATES FINANCIAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.40 par value
                         (Title of Class of Securities)

                                   665 751 103
                                 (CUSIP Number)

                                   Fred Abdula
                      Northern States Financial Corporation
                             1601 North Lewis Avenue
                            Waukegan, Illinois 60085
                                 (847) 244-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2000
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665 751 103
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(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification No. of above person (entities only).

         Fred Abdula

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(2)      Check the Appropriate Box if a Member of a Group.      (a)      [ ]
         (See Instructions).                                    (b)      [ ]


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 (3)     SEC Use Only.


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(4)      Source of Funds (See Instructions)

         PF

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(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to  Items 2(d) or 2(e)                                 [ ]


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(6)      Citizenship or Place of Organization.
         USA


                   ------------------------------------------------------------
                   (7)      Sole Voting Power.

                               853,765


    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH

                   ------------------------------------------------------------
                   (8)      Shared Voting Power.

                               0

                   ------------------------------------------------------------
                   (9)      Sole Dispositive Power.

                               853,765

                   ------------------------------------------------------------
                   (10)     Shared Dispositive Power.

                               0

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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

     853,765

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(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions).                              [ ]

-------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11).

     19.1%

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(14)     Type of Reporting Person (See Instructions).

     IN

ITEM 1. SECURITY AND ISSUER.

     The class of securities to which this statement relates is common stock, $.40 par value, of Northern States Financial Corporation (the "Issuer"), a Delaware corporation. The address of the Issuer's principal executive offices is 1601 North Lewis Avenue, Waukegan, Illinois 60085.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Fred Abdula.

     (b)  1601 North Lewis Avenue, Waukegan, Illinois 60085.

     (c) President and Chairman of the Board, Northern States Financial Corporation; President of Air Con Refrigeration & Heating, Inc.

     (d) Mr. Abdula has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) During the past five years, Mr. Abdula has not been a party to a civil proceeding of a judicial or administrative body, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  USA.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person used personal funds to purchase approximately 139,390 shares of common stock of the Issuer in various transactions during the period August 1991 - November 2000 for a total expenditure of approximately $1,887,991.


ITEM 4. PURPOSE OF TRANSACTION.

     The shares of common stock were acquired because, in the judgment of the reporting person, the common stock was an attractive investment at the price for which such shares were purchased. The reporting person may purchase additional shares of the common stock if shares are available for purchase at prices which he considers attractive. The reporting person currently has no plans or proposals that relate to or would result in any extraordinary corporate transaction or sale of assets, significant change in the ownership, management, capitalization or corporate structure of the Issuer. In addition, the reporting person currently has no plans or proposals that relate to or would result in the Issuer's charter documents being changed to impede an acquisition, or that relate to or would result in the delisting, or termination of registration, of the Issuer's common stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) 853,765 shares of common stock, or 19.1% of the outstanding common stock (as of June 7, 2001).

     (b)  Sole Voting Power-- 853,765
          Shared Voting Power-- 0
          Sole Dispositive Power-- 853,765
          Shared Dispositive Power-- 0

     (c)  N/A

     (d) Of the 853,765 shares of the Issuer's common stock beneficially owned by the reporting person, the following share amounts are held in various trusts, over which the reporting person has sole voting and dispositive power as trustee or as co-trustee, but dividends and proceeds relating to such shares may be directed by and to such respective trust's beneficiaries as follows:

          (1) 70 shares held by the Air Con Employees Pension Plan, as record owner. Employees of Air Con who are participants in the pension plan may direct any dividends or proceeds. The reporting person serves as sole trustee and has sole voting and dispositive power with respect to the shares in the trust. The reporting person also serves as President of Air Con Refrigeration & Heating, Inc.

          (2) 600 shares held in a trust for the benefit of Michael Abdula, an adult child of the reporting person. The reporting person serves as co-trustee of such trust and has sole voting and dispositive power with respect to the shares in the trust. Michael Abdula is the beneficiary of the trust.

          (3) 600 shares held in a trust for the benefit of Patrick Abdula, an adult child of the reporting person. The reporting person serves as co-trustee of such trust and has sole voting and dispositive power with respect to the shares in the trust. Patrick Abdula is the beneficiary of the trust.

          (4) 600 shares held in a trust for the benefit of Lisa Abdula, an adult child of the reporting person. The reporting person serves as co-trustee of such trust and has sole voting and dispositive power with respect to the shares in the trust. Lisa Abdula is the beneficiary of the trust.

          (5) 600 shares held in a trust for the benefit of Linda Abdula Considine, an adult child of the reporting person. The reporting person serves as co-trustee of such trust and has sole voting and dispositive power with respect to the shares in the trust. Linda Abdula Considine is the beneficiary of the trust.

          In addition, 15,000 shares are held in a trust for the benefit of Marlene Hunt, the reporting person's sister. The reporting person's spouse, Anna Abdula, serves as sole trustee of such trust and has sole voting and dispositive power with respect to the shares in the trust. Marlene Hunt is the beneficiary of the trust and, as such, may direct dividends and proceeds relating to such shares.

     (e) N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                        /s/ Fred Abdula
                                                        --------------------
                                                        Fred Abdula

                                                        Dated:  October 5, 2001